Exhibit 21.1

Subsidiary List of The KEYW Holding Corporation

Name	Jurisdiction of Organization

The KEYW Corporation	Maryland

The Analysis Group, LLC (subsidiary of The KEYW Corporation)	Virginia

Everest Technology Solutions, Inc. (subsidiary of The KEYW Corporation)	Delaware

Flight Landata, Inc. (subsidiary of The KEYW Corporation)	Massachusetts

FLI-HI, LLC (subsidiary of Flight Landata, Inc.)	Massachusetts

Hexis Cyber Solutions, Inc. (subsidiary of The KEYW Corporation)	Maryland

I.D.E.A.L. Technology Corporation (subsidiary of The KEYW Corporation)	Florida

Poole & Associates, Inc. (subsidiary of The KEYW Corporation)	Maryland

SenSage, Inc. (subsidiary of Hexis Cyber Solution, Inc.)	California

SenSage International, Inc. (subsidiary of SenSage, Inc.)	California